Exhibit 99.3
 Offer to Acquire Aspire Global  January 2022

 2  Disclaimer  This presentation, and the accompanying oral presentation, contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of various factors described in this annual report, including factors beyond our ability to control or predict. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this presentation with the understanding that our actual future results, performance and events and circumstances may be materially diﬀerent from what we expect. We obtained the industry, market and competitive position data in this presentation from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as Eilers & Krejcik Gaming and H2 Gambling Capital, in addition to reports from state lottery commissions. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.All trademarks, service marks and trade names appearing in this presentation are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. This presentation, and the accompanying oral presentation, includes EBT, EBIT, EBITDA, Adjusted EBITDA and other financial measures, which are not presented in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, that we use to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. These measures are not intended to be substitutes for any IFRS financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. These financial measures exclude certain expenses that are required in accordance with IFRS because they are non-cash or are not associated with the operational activity of the business. See the appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. Except where the context otherwise requires or where otherwise indicated, the operational information in this presentation reflects the contracts and operations of NeoPollard Interactive LLC ("NPI") as though they were contracts and operations of NeoGames S.A., and the revenues in this presentation reflect the consolidated revenues of the Company together with 50% of NPI’s revenues and additional game royalties from certain games as compensation for the development of such games. We refer to these additional game royalties, together with 50% of NPI's revenues, as NeoGames’ "NPI Revenues Interest".

   NeoGames believes that the combination significantly adds to proprietary technology and full turn-key solutions for its global lottery customers and uniquely positions the combined company to further capitalize on industry growth as one of the global leaders in providing end-to-end technology and services across all major interactive lottery and gaming verticals  3  Strategic Merits for the Offer  New Technology and Product Offering Enhancements, elevating on existing  iLottery Go-To-Market Strategy  1  Provides Strategic Opportunities to Further Accelerate and Diversify Growth, through global regions and complementary TAMs  2  Combines B2B businesses with a History of and a Commitment to Continued Profitable High Growth  4  Enhanced Management Experience and Depth with strong cultural fit   5  Enhanced Operating Experience and Expertise in iGaming and OSB  3

NeoGames Today

$63.2mm
YTD as of September 2021
Revenue[1]

$25.5mm
YTD as of September 2021
Adjusted EBITDA[2]

1. **100% Digital Business**
Technology driven business transforming the traditional retail-based lottery market

2. **Crucial Market to Governments**
Lotteries provide much needed contributions to state budgets to fund public projects and initiatives

3. **Market Leader**
68% market share in U.S. iLottery Gross Wager[3]

4. **Proven Success**
Our profound success in existing states points to our ability to increase our customers' iLottery penetration

5. **Highly Scalable**
SaaS business model with long-term contracts with recurring revenues tied to GGR / NGR

6. **Significant Barriers to Entry**
Complexities of regulatory and government contract environment along with specialized technology required for the lottery industry

7. **Tech, Ops & Content**
We contribute the iLottery tech, Games content, PAM, and Digital Ops to NeoPollard Interactive ("NPI"), 50/50 JV with Pollard Banknote through which we conduct our North American iLottery business

1. For the 9 months ended 9/30/21. Includes NeoGames revenue plus 50% of NPI revenues plus incremental royalties from certain games as compensation for our development of such games (collectively referred to hereafter as "NPI Revenue Interest").
2. For the 9 months ended 9/30/21.
3. Source: Eilers & Krejcik Gaming's U.S. iLottery Tracker – 3Q21

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Aspire Global Today

€162.4mm
YTD as of September 2021 Revenue[1]

€27.5mm
YTD as of September 2021 EBITDA[1]

1. **Strong Customer Relationships**
Aspire Global serves some of the biggest names in the industry such as 888, Rush Street Interactive, Kindred, Betfair, Betsson, William Hill, Entain and Caliente. Aspire Global has over 150 partners across Europe, the US, Latin America and Africa.

2. **Highest Quality, Best-In-Class Entertainment**
With its complete offering – covering entire iGaming value chain – Aspire Global is in full grasp of the roadmap and rollout of new features. A key objective is the continuous development of proprietary games and features in order to provide unique, best-in-class entertainment.

3. **Organic Growth**
B2B-deals for the core platform, games and sports create significant opportunities for cross selling. The scalability of the platform and business model enables Aspire Global to achieve organic growth while maintaining marketing and other expenditures at a moderate level, particularly in B2B.

4. **Aspire Core Complete Turn-Key iGaming Technology and Services**
Core platform manages every aspect from regulation and compliance to payment processing, risk management, CRM, support and player value optimization, allowing operators to focus on marketing their brand and generating traffic.

5. **Leading Content Aggregation for iGaming through Pariplay coupled with proprietary content Wizard games studio**
Game studio Wizard games, and game aggregator, Pariplay, offers over 100 proprietary games and unique aggregation features with more than 3,000 games from all major suppliers.

6. **Full Turnkey Sport Betting Technology and Services**
Acquisition of BtoBet, in 2020 offers seamless integration with Aspire Core and also separately integrated and serving with third party platforms and operators, through highly flexible and adaptable technology,

1. For the 9 months ended 9/30/21. Includes revenues generated by Aspire Global B2C segment. See page 14 for pro forma reconciliation. Source: Aspire Global publicly filed January – September 2021 Interim Reports.

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 6  Aspire Global: Overview  A COMPLETE PROPRIETARY OFFERING  STRONG CUSTOMER BASETIER 1 OPERATORS  PRESENCE IN 4 CONTINENTSTARGETING REGULATED MARKETS  COVERING THE FULL VALUE CHAIN    Aspire Global  +500Employees  Bulgaria I Gibraltar I N. Macedonia I India I Israel I Malta I Ukraine I Italy  The Powerhouse for iGaming Operators

 7  Aspire Global: B2B Financials  Adj. EBITDA ($mm)  Revenue ($mm)  Financial Summary1  +44% CAGR  +38% CAGR  Source: Aspire Global 2020 and 2018 Annual Reports.  USD to EUR fx rate of 0.877x as of 1/14/2022.

Aspire Global: B2B Core

Aspirecore

Leading brands in the industry operate on Aspire Global's technology

- ✓ Sophisticated and BI based real-time marketing
- ✓ Complete offering of all gaming verticals
- ✓ End-2-End operational services
  - ✓ Player Operations
  - ✓ Risk and Compliance
  - ✓ Payments
  - ✓ Segmentation and Data Analytics
- ✓ Integrations to 3rd party
- ✓ Responsible gaming


GAMING PLATFORM
GAME AGGREGATION
GAME STUDIO
MANAGED SERVICES
SPORT PLATFORM
BINGO

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Aspire Global: B2B-Games

pariplay

fusion	ignite	games
LEADING THE WAY IN AGGREGATION	EMPOWERING GAME DEVELOPERS	STUNNING BESPOKE PORTFOLIO
80+ SUPPLIERS	9 PARTNERS	100+ PROPRIETARY GAMES
	Including Lightning Gaming™, US based games studio	

Sample Partnerships[1]

888 HOLDINGS, CAESARS ENTERTAINMENT, Entain, RUSH STREET INTERACTIVE, GAN, codere, VIDEO SLOTS, BetClic, BETFRED, WUNDERINO, tote

Sample Game Providers

ags, GAMING REALMS, NETENT, SG DIGITAL, INSPIRED, HIGH 5 GAMES, KONAMI, Evolution, NOVOMATIC, AINSWORTH, WIZARD GAMES

neogames

1. Currently serving over 100 operators

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 10  Aspire Global: B2B-Sport  Fully customizable sports platformActive and certified in many countriesFlexible ability to configure any feed to any marketFlexible options in our offering:You manage the risk and trading We handle it for you as a turnkey solution

Convergence of Lotteries with iGaming

NeoGames experience with lottery and gaming convergence is an example of an increasing global trend sazka

Sazka is our largest European lottery customer

- 2015 signed contract with Sazka s.a. in the Czech Republic to provide a turn-key online solution
- We provide Sazka with a full suite tech to run iLottery and iGaming
- In 2020, we earned a 6-year extension to 2025
- 30% of Sazka's GGR generated from its online channel in 2020

Solution Verticals Include

Casino | Sport | iLottery (Instants) | iLottery (DBG)

Additional metrics

- Czech Republic has a population of 10.7 million
- Sazka GGR of €315mm in Czech Republic in FY2020[1]

AGLC

Sept. 30, 2020, AGLC officially launched PlayAlberta!

- March 2020: NPI awarded multi-vertical online offering contract to create and power the only regulated gaming website in Alberta
  - 7-year initial term plus 5-year optional extension
- First North American customer where NPI is servicing the entire online gaming suite
  - NPI is also responsible for marketing initiatives allowing us to enhance the overall omni-channel experience

Solution Verticals Include

Casino | Sport | iLottery (Instants & DBG) | Poker Live Dealer Bingo

Additional metrics

- Alberta has a population of 4.4 million
- AGLC gross sales of C$964 million in FY2021[2]

1. Source: Sazka 2020 annual report.
2. Source: AGLC 2020-2021 annual report.

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Significantly Expanded TAM



iLottery TAM (GGR)
US
Rest of World
~5x
~$1.0bn
~$4.8bn
2020
2026
~2x
~$7.3bn
~$16.2bn
2020
2026
OSB TAM (GGR)[1]
US
Rest of World
~7x
~$1.5bn
~$11.0bn
2020
2026
~2x
~$33.0bn
~$73.6bn
2020
2026
iGaming TAM (GGR)
US
Rest of World
~12x
~$1.5bn
~$18.5bn
2020
2026
~4x
~$13.3bn
~$50.0bn
2020
2026

1. Includes OSB sold by lotteries

Source: H2 Gambling Capital

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Transaction Highlights

Consideration	▪ NeoGames commenced an Offer to acquire all outstanding shares of Aspire Global for a total purchase price of approximately $480 million. ▪ Offer consists of cash for 50% and equity for 50% of Aspire Global's shares.
Equity Consideration	▪ The equity portion of the Offer is for 7.6 million newly issued shares in NeoGames. ▪ The newly issued shares equate to 0.32 shares in NeoGames for every one share in Aspire Global shares.[1]
Cash consideration	▪ Any cash component of the Offer elected by Aspire Global shareholders will equate to SEK 111.00 per Aspire Global share.
Process & Timing	▪ An offer document regarding the Offer is expected to be published on or about 4 April 2022. The acceptance period for the Offer is expected to commence on or about 5 April 2022 and end on or about 3 May 2022. The expected settlement date is 17 May 2022.
Financing	▪ 7.6 million newly-issued shares of NeoGames ▪ €188 million (approximately $215 million) 6-year fully committed term loan with a €13 million (approximately $15 million) overdraft facility with a variable interest rate set at Euribor plus 625 basis points. ▪ Remainder of cash component will be funded with cash on hand.
Management	▪ Current NeoGames Board of Directors expected to remain in place. ▪ Combined company to be led by Moti Malul, as Chief Executive Officer and Raviv Adler as Chief Financial Officer. ▪ Tsachi Maimon, the CEO of Aspire Global, to join NeoGames as President and lead newly formed iGaming division.

1. The 0.32 exchange ratio was determined based on a $38.01 per share price for NeoGames and a SEK 111.00 per share price for Aspire Global.

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Pro Forma Combined Financial Information

	USD in Millions – As of September 30, 2021		
	NeoGames S.A.	Aspire Global plc	Combined Results
Revenue & Share in Subsidiary Revenue Interests[1]	$61.9[2]	$144.3[3]	$206.2
Adjusted EBITDA	$25.5[4]	$25.9[5]	$51.4
EBIT	$13.8[6]	$18.1[7]	$31.9[8]

	USD in Millions (other than per share information) – Year to date September 30, 2021	
	NeoGames S.A.	Combined Results
Interest and finance related charges	$4.0	$15.3[9]
EBT[10]	$9.8	$16.6
Fully Diluted Weighted average number of ordinary shares outstanding	26.6	34.2[11]
EBT / Share	*$0.37*	*$0.49*
EBT / Share % Accretion		*32%*

	USD in Thousands – Year to date September 30, 2021
	NeoGames S.A
Net and total comprehensive income	**$8,210**
Income Taxes	1,641
Interest and finance-related expenses	3,989
EBIT	**13,840**
Depreciation and amortization	10,656
EBITDA	**24,496**
Initial public offering costs	-
Share based compensation	820
Company share of NPI depreciation and amortization	165
Adjusted EBITDA	**$25,481**

Please see the following page for footnotes and disclosures on the pro-forma combined financial information.

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Pro Forma Combined Financial Information

__Disclaimer__

The historical, non-IFRS, financial information presented on the previous page is based on the unaudited financial information publicly disclosed by NeoGames and Aspire Global for the nine months ended September 30, 2021, subject to certain adjustments, as explained in the accompanying notes. The purpose of these adjustments, such as with respect to Aspire Global's B2C segment that was sold by Aspire Global in December 2021, is to provide investors with management's estimate of a representative summary of key financial results from the combination of the two businesses, taking into account the share and cash consideration reflected in the offer.

Pro forma financial information will be included in future disclosures relating to the transaction which may differ substantially from the combined financial information contained herein. The information set forth on the previous page does not necessarily reflect the results or the financial position that NeoGames and Aspire Global together would have if they had conducted their operations as a group during the same period. For instance, expected synergies have not been taken into account. This information is also not indicative of what the combined company's future results will be.

All of the financial information of Aspire Global presented on the previous page, has been adjusted from EUR to USD, using an EUR to USD conversion ratio of 1.19, which was the average USD/EUR conversion rate for the nine months ended September 30, 2021.

Related Footnotes:

1. **Revenue presentation accounting policies vary between NeoGames and Aspire Global. As NeoGames revenues for the nine months ended September 30, 2021 were recognized on a net basis, Aspire Global revenues for the same period were recognized on a gross and net basis, depending on segment, all as disclosed in the companies' respective financial reports.**
2. **Includes NeoGames revenues, adjusted to exclude revenues generated from service contract with Aspire Global, and adding the NeoGames Share in NPI Revenue Interests of $25 million**
3. **Aspire Global revenues as reported by Aspire Global;**
    a) Adjusted to exclude revenues generated from Aspire Global's B2C segment, which was sold by Aspire Global on December 1, 2021.
    b) Adjusted to include estimated revenues that would have been generated from Aspire Global's contract with Esports Technologies with respect to Aspire Global's B2C business as if such contract had been entered into on January 1, 2021 and based on the results of the B2C business as reported by Aspire Global for such period of time.
4. **Adjusted EBITDA as reported by NeoGames.**
5. **Aspire Global adjusted EBITDA calculated as follows: EBITDA as reported by Aspire Global, adding charges associated with share based compensation and deducting Aspire Global's share in losses of an associated companies.**
    a) Operating expenses are adjusted to exclude operating expenses associated with Aspire Global's B2C segment, and to include estimated operating expenses that would have been incurred in connection with Aspire Global's contract with Esports Technologies as if such contract had been entered into on January 1, 2021.
6. **Calculated as follows: Adjusted EBITDA as provided herein, adding charges associated with share based compensation and depreciation and amortization charges.**
7. **Calculated as follows: Adjusted EBITDA as provided herein, adding charges associated with share based compensation and depreciation and amortization charges, adjusted to exclude depreciation and amortization associated with Aspire Global's B2C segment.**
8. **Combined EBIT excludes transaction related expenses and amortization associated with transaction related intangibles.**
9. **Calculated as follows: NeoGames interest and finance related expense, adding Aspire Global's interest income with respect to funding to related group, finance income and finance expenses and interest and other financing charges associated with raising a loan to partially fund the offer, calculated retrospective as of January 1, 2021 and using the stated interest rate of such loan (6.25% per annum).**
10. **Calculated as follows: EBIT as reported herein less interest and finance related expenses.**
11. **Includes 7.6 million newly issued NeoGames shares issued as part of the consideration for the transaction.**

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Transaction Sources and Uses

Sources and Uses ($mm)	
Sources:	
NeoGames Equity Issued[1]	$187
Term Loan[2]	209
W/C Facility[2]	15
Balance Sheet Cash[3]	137
Total	$547
Uses:	
Acquire Aspire Global Shares	$480
Repay Aspire Global Indebtedness	11
Transaction Expenses	23
Cash to Balance Sheet[4]	33
Total	$547

Note: USD to EUR fx rate of 0.877x as of 1/14/2022.
Note: SEK to USD fx rate of 0.111x as of 1/14/2022.
1. Assumes 7.6mm NeoGames shares are issued at $24.62.
2. Based on a term loan and working capital overfund facility with face amounts of €187.7mm and €13.1mm, respectively. Shown net of OID.
3. Expected balance sheet cash at time of transaction close.
4. Expected pro forma balance sheet cash amount.

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